UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 2, 2018

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: August 2, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
SECOND QUARTER 2018 RESULTS

Highlights

•	GAAP net income attributable to the partners and preferred unitholders of $2.7 million (impacted by non-cash items) and GAAP net loss per common unit of $0.05 for the three months ended June 30, 2018.

•	Adjusted net income attributable to the partners and preferred unitholders(1) of $13.5 million and adjusted net income per common unit of $0.09 for the three months ended June 30, 2018.

•	Generated total cash flow from vessel operations(1) of $115.0 million in the second quarter of 2018.

•	Generated distributable cash flow(1) of $31.1 million, or $0.39 per common unit, in the second quarter of 2018.

•	Since the beginning of 2018, the Partnership has taken delivery of six LNG carrier newbuildings, all on long-term charters.
Hamilton, Bermuda, August 2, 2018 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2018.

	Three Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	122,315	115,306	100,904
Income from vessel operations	10,505	25,142	29,871
Equity income (loss)	11,194	26,724	(507)
Net income (loss) attributable to the partners and preferred unitholders	2,734	(6,894)	(16,073)
Limited partners’ interest in net loss per common unit	(0.05)	(0.16)	(0.23)
NON-GAAP FINANCIAL COMPARISON
Adjusted net income attributable to the partners and preferred unitholders (1)	13,535	22,058	17,860
Limited partners’ interest in adjusted net income per common unit (1)	0.09	0.19	0.19
Total cash flow from vessel operations (CFVO) (1)	115,005	117,595	106,252
Distributable cash flow (DCF) (1)	31,116	35,341	40,623
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

GAAP net income (loss) and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended June 30, 2018, compared to the same quarter in the prior year, were positively impacted by the deliveries of seven liquefied natural gas (LNG) and three LPG carrier newbuildings between July 2017 and May 2018 and the commencement of short-term charter contracts for certain of the vessels in the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture). These increases were partially offset by the sale of a conventional tanker and a liquefied petroleum gas (LPG) carrier in the first quarter of 2018, lower rates earned in 2018 on two conventional tankers upon the expiration of their fixed-rate charter contracts in 2017, and a decrease in earnings in 2018 on seven Multi-gas carriers following the termination of their previous charter contracts.

In addition, GAAP net income (loss) was positively impacted for the three months ended June 30, 2018, compared to the same quarter of the prior year, by various items, including increases in unrealized gains on derivative instruments and foreign currency exchange gains during the three months ended June 30, 2018 and the write-down of a conventional tanker during the three months ended June 30, 2017. These increases were partially offset by the write-down of four Multi-gas carriers in the second quarter of 2018.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“As expected, we experienced another quarter of increased earnings and cash flow from our LNG carriers,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.  “We have taken delivery of nine LNG carriers over the past nine months, including the Myrina and the Megara in early-May and mid-July 2018, respectively, both of which are on long-term, fixed-rate charters to Shell, and we are anticipating the delivery of the Bahrain Spirit FSU later this month.” Mr. Kremin continued, “The Yamal LNG consortium has asked us to deliver our second ARC7 LNG carrier earlier than the scheduled November 2018 date, and we are making arrangements to meet this request in order to service the project's second LNG train, which is expected to come online in August 2018. Looking ahead, we have nine LNG newbuilding carriers and the Bahrain LNG terminal project still to deliver over the next 18 months, which we expect will help drive further cash flow growth and the delevering of our balance sheet.”

Mr. Kremin continued, “Unfortunately, the results from the seven Multi-gas carriers we took back in late-2017 due to non-payment of charter-hire are continuing to underperform and have continued to significantly impact our quarterly results. We are evaluating pooling arrangements and potentially other adjacent transportation markets for employing these vessels; however, we are not anticipating a significant turnaround relating to these vessels over the near-term. As a result, we have taken an accounting impairment on four of these vessels during the second quarter of 2018.”
Mr. Kremin added, “We have now completed all of our 2018 secured debt refinancings and expect to commence the process to refinance our 364-day unsecured revolver shortly, which has been refinanced three times previously. In addition, we are making good progress on our 2019 financing and refinancings. Looking ahead, we believe Teekay LNG is well-positioned to take advantage of the strong LNG demand fundamentals we see developing over the medium-term.”

Summary of Recent Events
LNG and Mid-sized LPG Carrier Newbuilding Deliveries

In July 2018, the Partnership’s 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG), CETS Investment Management (HK) Co. Ltd. (an affiliate of China National Offshore Oil Corporation (CNOOC)) and BW LNG Investments Pte. Ltd., took delivery of one LNG carrier newbuilding, the Pan Europe, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In May and July 2018, the Partnership took delivery of two M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuildings, the Myrina and Megara, which immediately commenced their six to eight-year charter contracts with Shell.

In May and July 2018, the Partnership’s 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) took delivery of its remaining LPG carrier newbuildings, the Koksijde and the Wepion, which are currently trading in the spot market.

Debt Financing Update

In May 2018, the Teekay LNG-Marubeni Joint Venture refinanced an outstanding $105 million debt facility secured by the Woodside Donaldson LNG carrier, which reduced its financing cost and extended the maturity date from 2021 to 2026.

In June 2018, the Partnership refinanced an outstanding $57 million debt facility maturing in 2018 and secured by the Polar Spirit and Arctic Spirit LNG carriers with a new $40 million debt facility maturing in 2022.

In July 2018, the Partnership refinanced an outstanding debt facility of 107 million Euro ($125 million) maturing in 2018 and secured by the Madrid Spirit LNG carrier with a new 100 million Euro ($117 million) debt facility maturing in 2024.

In July 2018, the Partnership’s 50 percent-owned Exmar LPG joint venture completed a three-year, $35 million debt facility maturing in 2021 for its final LPG carrier newbuilding, the Wepion, which delivered on July 31, 2018.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	June 30, 2018			June 30, 2017
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	112,172	10,143	122,315	89,431	11,473	100,904
Income (loss) from vessel operations	9,445	1,060	10,505	40,043	(10,172)	29,871
Equity income (loss)	11,194	—	11,194	(507)	—	(507)
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	72,356	2,235	74,591	68,456	4,970	73,426
CFVO from equity-accounted vessels(i)	40,414	—	40,414	32,826	—	32,826
Total CFVO(i)	112,770	2,235	115,005	101,282	4,970	106,252

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations decreased and CFVO from consolidated vessels increased, in each case for the liquefied gas segment for the three months ended June 30, 2018, compared to the same quarter of the prior year. Results were positively impacted primarily by the deliveries of four LNG carrier newbuildings, the Macoma, Murex, Magdala and Myrina between October 2017 and May 2018 and due to the chartering of the Torben Spirit at higher rates in 2018. These increases were partially offset by lower earnings on seven of the Partnership's Multi-gas carriers following the Partnership's termination of their charter contracts due to non-payment by the charterer. In addition, income from vessel operations was impacted by the write-downs of four Multi-gas carriers in the three months ended June 30, 2018 as a result of the Partnership's evaluation of alternative strategies for these assets during the second quarter of 2018, combined with the current charter rate environment and the outlook for charter rates for these vessels.

Equity income (loss) was positively impacted and CFVO from equity-accounted vessels increased for the three months ended June 30, 2018, compared to the same quarter of the prior year, primarily due to higher fleet utilization in the Teekay LNG-Marubeni Joint Venture since certain of the joint venture’s vessels commenced short-term charter contracts at higher rates; the delivery of the Eduard Toll ARC7 LNG carrier in January 2018 to the Yamal LNG Joint Venture; the deliveries of the Pan Asia and Pan Americas LNG carriers in October 2017 and January 2018, respectively, in the Partnership’s 30 percent-owned joint venture with China LNG and CETS; and the deliveries of three LPG carriers in the Exmar LPG Joint Venture. These increases were partially offset by the sale of the Courcheville LPG carrier in January 2018; lower rates earned in the Exmar LPG Joint Venture; and the sale of the S/S Excelsior LNG carrier in the Partnership’s 50 percent-owned joint venture with Exmar NV (the Excelsior Joint Venture) in January 2018. Equity income (loss) was also positively impacted by an increase in net unrealized gains on designated and non-designated derivative instruments in our equity-accounted vessels.

Conventional Tanker Segment

Income (loss) from vessel operations improved and CFVO from consolidated vessels decreased for the conventional tanker segment for the three months ended June 30, 2018, compared to the same quarter of the prior year. These results were impacted by: the sale of the Teide Spirit in February 2018 and associated restructuring charges as a result of the sale; and lower rates earned in 2018 on the African Spirit and European Spirit upon the expiration of their fixed-

rate charter contracts in 2017. In addition, income (loss) from vessel operations for the three months ended June 30, 2018 compared to the same quarter of the prior year was positively impacted by a write-down in 2017 of the European Spirit conventional tanker to its estimated fair value.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2018, excluding the Partnership’s 30 percent interest in a regasification terminal currently under construction:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	40(ii)	9(iii)	49
LPG/Multi-gas Carrier Fleet	29(iv)	—	29
Conventional Tanker Fleet	4(v)	—	4
Total	73	9	82

(i)	Owned vessels includes vessels accounted for as vessels related to capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership's ownership interests in these newbuildings, range from 20 percent to 100 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(v)	Two of the Partnership's conventional tankers, the African Spirit and European Spirit are classified as held for sale.

Liquidity
As of June 30, 2018, the Partnership had total liquidity of $443.6 million (comprised of $177.1 million in cash and cash equivalents and $266.5 million in undrawn credit facilities).

Availability of 2017 Annual Report

The Partnership filed its 2017 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 16, 2018. Copies of this report are available on Teekay LNG’s website, under “Investors - Teekay LNG - Financials & Presentations”, at www.teekay.com. Unitholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay LNG’s Investor Relations Department.

Conference Call
The Partnership plans to host a conference call on Thursday, August 2, 2018 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (888) 882-4478 or (647) 484-0475, if outside North America, and quoting conference ID code 7938223.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including nine newbuildings), 22 LPG carriers, seven Multi-gas carriers, and four conventional tankers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification teminal, which is currently under construction. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gain and losses on the sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (3) of the Consolidated Statements of Income (Loss) for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership’s proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	122,315	115,306	100,904	237,621	202,084

Voyage expenses	(7,951)	(5,801)	(996)	(13,752)	(2,433)
Vessel operating expenses	(33,969)	(28,467)	(26,001)	(62,436)	(49,389)
Depreciation and amortization	(29,794)	(29,267)	(26,794)	(59,061)	(52,914)
General and administrative expenses	(7,096)	(6,571)	(4,642)	(13,667)	(8,799)
Write-down of vessels(1)	(33,000)	(18,662)	(12,600)	(51,662)	(12,600)
Restructuring charges (2)	—	(1,396)	—	(1,396)	—
Income from vessel operations	10,505	25,142	29,871	35,647	75,949

Equity income (loss)(3)	11,194	26,724	(507)	37,918	5,380
Interest expense	(28,171)	(24,706)	(20,525)	(52,877)	(37,513)
Interest income	902	914	579	1,816	1,433
Realized and unrealized gain (loss) on non-designated derivative instruments(4)	4,302	8,001	(7,384)	12,303	(6,197)
Foreign currency exchange gain (loss)(5)	8,443	(1,273)	(15,825)	7,170	(19,393)
Other income (expense) (6)	350	(52,582)	390	(52,232)	781
Net income (loss) before tax expense	7,525	(17,780)	(13,401)	(10,255)	20,440
Income tax expense	(843)	(779)	(236)	(1,622)	(393)
Net income (loss)	6,682	(18,559)	(13,637)	(11,877)	20,047

Non-controlling interest in net income (loss)	3,948	(11,665)	2,436	(7,717)	7,063
Preferred unitholders' interest in net income (loss)	6,426	6,425	2,813	12,851	5,625
General Partner's interest in net income (loss)	(68)	(272)	(378)	(340)	147
Limited partners’ interest in net income (loss)	(3,624)	(13,047)	(18,508)	(16,671)	7,212
Limited partners' interest in net income (loss) per common unit:
• Basic	(0.05)	(0.16)	(0.23)	(0.21)	0.09
• Diluted	(0.05)	(0.16)	(0.23)	(0.21)	0.09
Weighted-average number of common units outstanding:
• Basic	79,687,499	79,637,607	79,626,819	79,667,384	79,608,587
• Diluted	79,687,499	79,637,607	79,626,819	79,667,384	79,741,256
Total number of common units outstanding at end of period	79,687,499	79,687,499	79,626,819	79,687,499	79,626,819

(1)
In June 2018, the carrying values for four of the Partnership's seven wholly-owned Multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit) were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, combined with the current charter rate environment and the outlook for charter rates for these vessels. The total impairment charge of $33.0 million related to these four Multi-gas carriers is included in write-down of vessels for the three and six months ended June 30, 2018 in the Partnership's consolidated statement of income (loss). The African Spirit and European Spirit conventional tankers were classified as vessels held for sale upon the expiration of their time-charter contracts in 2017. The Partnership recorded an aggregate write-down of $5.7 million for the three months ended March 31, 2018 and six months ended June 30, 2018 on these two conventional tankers as the estimated fair values of these vessels had decreased. In addition, the Partnership recorded a write-down of $13.0 million for the three months ended March 31, 2018 and six months ended June 30, 2018 relating to the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value. This was a result of changes in the Partnership's expectations of the vessel's future opportunities after its current contract ends in 2019. The write-down of vessels of $12.6 million for the three and six months ended June 30, 2017 relates to the write-down of the European Spirit upon marketing the vessel for sale in 2017.

(2)	In February 2018, the Teide Spirit conventional tanker was sold and as a result of this sale, the Partnership recorded restructuring charges of $1.4 million relating to seafarer severance costs.

(3)
The Partnership’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss), the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
Equity income (loss)	11,194	26,724	(507)	37,918	5,380
Proportionate share of unrealized (gain) loss on non-designated derivative instruments	(2,977)	(8,221)	182	(11,198)	(1,602)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	(1,809)	(3,259)	4,109	(5,068)	3,566
Proportionate share of write-down and loss on sale of vessel	—	257	—	257	—
Gain on sale of equity-accounted investment	—	(5,563)	—	(5,563)	—
Proportionate share of other items	(128)	128	211	—	241
Equity income adjusted for items in Appendix A	6,280	10,066	3,995	16,346	7,585

(4)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
Realized (losses) gains relating to:
Interest rate swap agreements	(4,310)	(4,478)	(4,610)	(8,788)	(9,285)
Interest rate swaption agreements termination	—	—	(1,005)	—	(610)
Toledo Spirit time-charter derivative contract	150	309	(135)	459	(120)
	(4,160)	(4,169)	(5,750)	(8,329)	(10,015)
Unrealized gains (losses) relating to:
Interest rate swap agreements	7,522	11,898	(1,866)	19,420	2,436
Interest rate swaption agreements	—	2	112	2	142
Toledo Spirit time-charter derivative contract	940	270	120	1,210	1,240
	8,462	12,170	(1,634)	20,632	3,818
Total realized and unrealized gains (losses) on non-designated derivative instruments	4,302	8,001	(7,384)	12,303	(6,197)

(5)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
Realized losses on cross-currency swaps	(1,798)	(1,384)	(2,084)	(3,182)	(5,621)
Realized losses on cross-currency swaps termination	—	—	(25,733)	—	(25,733)
Realized gains on repurchase of NOK bonds	—	—	25,733	—	25,733
Unrealized (losses) gains on cross-currency swaps	(16,566)	22,334	34,906	5,768	37,605
Unrealized gains (losses) on revaluation of NOK bonds	14,852	(17,487)	(36,325)	(2,635)	(36,931)

(6) The Partnership owns a 70 percent interest in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture, which wholly-owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements with a third party for for three LNG carriers (RasGas II LNG Carriers). Under the terms of these leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the lessee an upfront benefit in the amount of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leases of the RasGas II LNG Carriers; however, it remained obligated to the lessor for changes in tax treatment.

The UK taxing authority (HMRC) has been challenging the use by third parties of similar lease structures in the United Kingdom courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. This case concluded that capital allowances are not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). On May 10, 2018, the lessor made a determination that additional rentals are due under the leases. As a result, during the six months ended June 30, 2018, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $53.0 million. The total liability was $56.0 million (42.3 million GBP) as at June 30, 2018, and this amount will be paid during the third quarter of 2018. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	177,071	197,007	244,241
Restricted cash – current	53,599	19,256	22,326
Accounts receivable	29,679	22,561	24,054
Prepaid expenses	4,800	6,209	6,539
Vessels held for sale	29,911	28,000	33,671
Current portion of derivative assets	3,054	1,919	1,078
Current portion of net investments in direct financing leases	10,453	10,676	9,884
Advances to affiliates	8,538	5,621	7,300
Other current assets	2,035	3,972	—
Total current assets	319,140	295,221	349,093
Restricted cash – long-term	29,823	67,032	72,868
Vessels and equipment
At cost, less accumulated depreciation	1,349,449	1,388,434	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation	1,406,462	1,213,748	1,044,838
Advances on newbuilding contracts	349,169	407,211	444,493
Total vessels and equipment	3,105,080	3,009,393	2,905,712
Investment in and advances to equity-accounted joint ventures	1,100,674	1,087,877	1,094,596
Net investments in direct financing leases	480,294	482,946	486,106
Derivative assets	12,878	18,459	6,172
Intangible assets – net	56,650	58,864	61,078
Goodwill – liquefied gas segment	35,631	35,631	35,631
Other assets	8,055	8,165	8,043
Total assets	5,148,225	5,063,588	5,019,299

LIABILITIES AND EQUITY
Current
Accounts payable	2,973	1,995	3,509
Accrued liabilities	123,713	119,404	45,757
Unearned revenue	25,227	19,770	25,873
Current portion of long-term debt	372,378	524,166	552,404
Current obligations related to capital leases	83,374	82,652	106,946
In-process contracts	3,445	6,163	7,946
Current portion of derivative liabilities	64,329	62,586	79,139
Advances from affiliates	18,959	11,984	12,140
Total current liabilities	694,398	828,720	833,714
Long-term debt	1,355,377	1,235,722	1,245,588
Long-term obligations related to capital leases	1,123,419	1,018,416	904,603
Other long-term liabilities	42,369	43,669	58,174
Derivative liabilities	37,059	36,678	45,797
Total liabilities	3,252,622	3,163,205	3,087,876
Equity
Equity
Limited partners – common units	1,502,492	1,517,132	1,539,248
Limited partners – preferred units	285,159	285,159	285,159
General partner	49,403	49,696	50,152
Accumulated other comprehensive income	11,772	5,870	4,479
Partners' equity	1,848,826	1,857,857	1,879,038
Non-controlling interest	46,777	42,526	52,385
Total equity	1,895,603	1,900,383	1,931,423
Total liabilities and total equity	5,148,225	5,063,588	5,019,299

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(11,877)	20,047
Non-cash items:
Unrealized gain on non-designated derivative instruments	(20,632)	(3,818)
Depreciation and amortization	59,061	52,914
Write-down of vessels	51,662	12,600
Unrealized foreign currency exchange gain and other	(20,167)	(9,091)
Equity income, net of dividends received of $11,583 (2017 - $21,281)	(26,335)	15,901
Non-cash item included in other income (expense)	53,000	—
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	747
Change in non-cash operating assets and liabilities	3,299	3,145
Expenditures for dry docking	(4,423)	(11,042)
Net operating cash flow	83,588	81,403
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	248,392	166,663
Scheduled repayments of long-term debt	(105,099)	(103,343)
Prepayments of long-term debt	(205,765)	(63,704)
Financing issuance costs	(4,971)	(2,077)
Proceeds from financing related to sales and leaseback of vessels	243,812	297,230
Scheduled repayments of obligations related to capital leases	(25,316)	(19,045)
Cash distributions paid	(34,727)	(28,274)
Dividends paid to non-controlling interest	(157)	(658)
Other	—	(605)
Net financing cash flow	116,169	246,187
INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(27,071)	(96,960)
Return of capital from equity-accounted joint ventures	—	40,320
Proceeds from sale of equity-accounted joint venture	54,438	—
Receipts from direct financing leases	5,242	9,037
Proceeds from sale of vessel	—	20,580
Expenditures for vessels and equipment	(311,308)	(244,387)
Net investing cash flow	(278,699)	(271,410)

(Decrease) increase in cash, cash equivalents and restricted cash	(78,942)	56,180
Cash, cash equivalents and restricted cash, beginning of the period	339,435	243,173
Cash, cash equivalents and restricted cash, end of the period	260,493	299,353

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2018	2017
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	6,682	(13,637)
Less: Net income attributable to non-controlling interests	(3,948)	(2,436)
Net income (loss) attributable to the partners and preferred unitholders	2,734	(16,073)
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	33,000	12,600
Unrealized foreign currency exchange (gains) losses(2)	(11,091)	13,939
Unrealized (gains) losses on non-designated and designated derivative instruments and other items from equity–accounted investees(3)	(4,914)	4,502
Unrealized (gains) losses on non-designated derivative instruments(4)	(8,462)	1,634
Interest rate swaption agreements termination	—	1,005
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	747
Other items	1,054	—
Non-controlling interests’ share of items above(5)	1,214	(494)
Total adjustments	10,801	33,933
Adjusted net income attributable to the partners and preferred unitholders	13,535	17,860

Preferred unitholders' interest in adjusted net income	6,426	2,813
General Partner's interest in adjusted net income	142	300
Limited partners’ interest in adjusted net income	6,967	14,747
Limited partners’ interest in adjusted net income per common unit, basic	0.09	0.19
Weighted-average number of common units outstanding, basic	79,687,499	79,626,819

(1)	See Note 1 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)
Unrealized foreign currency exchange gains (losses) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Reflects the unrealized gains (losses) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized gains (losses) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Items affecting net income (loss) include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income (loss) listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	June 30,
	2018	2017
	(unaudited)	(unaudited)

Net income (loss):	6,682	(13,637)
Add:
Write-down of vessels	33,000	12,600
Depreciation and amortization	29,794	26,794
Partnership’s share of equity–accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	14,939	12,229
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,897	5,056
Distributions relating to equity financing of new buildings	2,289	1,536
Deferred income tax and other non-cash items	21	170
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	747
Less:
Distributions relating to preferred units	(6,426)	(2,813)
Unrealized (gain) loss on non-designated derivative instruments	(8,462)	1,634
Unrealized foreign currency exchange (gain) loss	(11,091)	13,939
Equity (income) loss	(11,194)	507
Estimated maintenance capital expenditures	(16,345)	(13,190)
Distributable Cash Flow before Non-controlling interest	36,104	45,572
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,988)	(4,949)
Distributable Cash Flow	31,116	40,623
Amount of cash distributions attributable to the General Partner	(228)	(228)
Limited partners' Distributable Cash Flow	30,888	40,395
Weighted-average number of common units outstanding	79,687,499	79,626,819
Distributable Cash Flow per limited partner common unit	0.39	0.51

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $8.3 million and $8.0 million for the three months ended June 30, 2018 and 2017, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2018
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	112,172	10,143	122,315
Voyage expenses	(4,445)	(3,506)	(7,951)
Vessel operating expenses	(30,422)	(3,547)	(33,969)
Depreciation and amortization	(28,661)	(1,133)	(29,794)
General and administrative expenses	(6,199)	(897)	(7,096)
Write-down of vessels	(33,000)	—	(33,000)
Income from vessel operations	9,445	1,060	10,505

	Three Months Ended June 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	89,431	11,473	100,904
Voyage expenses	(602)	(394)	(996)
Vessel operating expenses	(21,374)	(4,627)	(26,001)
Depreciation and amortization	(23,839)	(2,955)	(26,794)
General and administrative expenses	(3,573)	(1,069)	(4,642)
Write-down of vessel	—	(12,600)	(12,600)
Income (loss) from vessel operations	40,043	(10,172)	29,871

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2018
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	9,445	1,060	10,505
Depreciation and amortization	28,661	1,133	29,794
Write-down of vessels	33,000	—	33,000
Amortization of in-process contracts included in voyage revenues	(1,647)	(108)	(1,755)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,897	—	2,897
Realized gain on Toledo Spirit derivative contract	—	150	150
Cash flow from vessel operations from consolidated vessels	72,356	2,235	74,591

	Three Months Ended June 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	40,043	(10,172)	29,871
Depreciation and amortization	23,839	2,955	26,794
Write-down of vessel	—	12,600	12,600
Amortization of in-process contracts included in voyage revenues	(482)	(278)	(760)
Direct finance lease payments received in excess of revenue recognized	5,056	—	5,056
Realized loss on Toledo Spirit derivative contract	—	(135)	(135)
Cash flow from vessel operations from consolidated vessels	68,456	4,970	73,426

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2018		June 30, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	137,291	59,845	117,326	52,516
Voyage expenses	(2,469)	(1,254)	(3,760)	(1,923)
Vessel operating expenses and general and administrative expenses	(48,496)	(21,738)	(43,070)	(20,010)
Depreciation and amortization	(25,368)	(12,652)	(26,156)	(13,074)
Income from vessel operations of equity-accounted vessels	60,958	24,201	44,340	17,509
Other items, including interest expense, realized and unrealized gain (loss) on derivative instruments	(29,721)	(13,007)	(45,480)	(18,016)
Net income (loss) / equity income (loss) of equity-accounted vessels	31,237	11,194	(1,140)	(507)

Income from vessel operations of equity-accounted vessels	60,958	24,201	44,340	17,509
Depreciation and amortization	25,368	12,652	26,156	13,074
Direct finance lease payments received in excess of revenue recognized	12,574	4,523	9,303	3,361
Amortization of in-process revenue contracts	(1,822)	(962)	(2,168)	(1,118)
Cash flow from vessel operations from equity-accounted vessels	97,078	40,414	77,631	32,826

(1)
The Partnership's equity-accounted vessels for the three months ended June 30, 2018 and 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 vessels, including one LPG carrier newbuilding, as at June 30, 2018, compared to 23 owned and in-chartered vessels, including four LPG carrier newbuildings, as at June 30, 2017; the Partnership’s 30 percent ownership interest in two LNG carriers as at June 30, 2018, compared to two LNG carrier newbuildings as at June 30, 2017 for Shell, and the Partnership's 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited as at June 30, 2018, compared to six ARC7 LNG carrier newbuildings as at June 30, 2017; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at June 30, 2018		As at December 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	372,061	155,094	295,148	128,004
Current portion of derivative assets	3,366	1,657	1,594	785
Other current assets	47,979	20,397	53,068	22,661
Vessels and equipment, including vessels related to capital leases	2,102,148	1,071,849	2,202,418	1,133,804
Advances on newbuilding contracts	1,284,648	469,750	1,211,210	450,523
Net investments in direct financing leases, current and non-current	2,553,100	961,973	2,013,759	722,408
Derivative assets	26,371	10,418	4,602	2,259
Other non-current assets	52,824	38,459	86,167	54,060
Total assets	6,442,497	2,729,597	5,867,966	2,514,504

Current portion of long-term debt and obligations related to capital leases	185,162	81,917	162,915	73,975
Current portion of derivative liabilities	15,690	5,334	21,973	7,217
Other current liabilities	117,404	48,727	98,657	43,193
Long-term debt and obligations related to capital leases	3,542,221	1,442,987	3,023,713	1,231,433
Shareholders' loans, current and non-current	368,352	131,412	368,937	131,685
Derivative liabilities	44,087	14,761	73,454	24,235
Other long-term liabilities	68,120	35,197	77,297	39,855
Equity	2,101,461	969,262	2,041,020	962,911
Total liabilities and equity	6,442,497	2,729,597	5,867,966	2,514,504

Investments in equity-accounted joint ventures		969,262		962,911
Advances to equity-accounted joint ventures		131,412		131,685
Investments in and advances to equity-accounted joint ventures		1,100,674		1,094,596

(1)
The Partnership's equity-accounted vessels as at June 30, 2018 and December 31, 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit as at December 31, 2017; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 vessels, including one LPG carrier newbuilding, as at June 30, 2018, compared to 23 owned and in-chartered vessels including three LPG carrier newbuildings, as at December 31, 2017; the Partnership’s 30 percent ownership interest in two LNG carriers as at June 30, 2018, compared to two LNG carrier newbuildings as at December 31, 2017 for Shell, and the Partnership's 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited as at June 30, 2018, compared to six ARC7 LNG carrier newbuildings as at December 31, 2017; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of newbuilding vessel deliveries and the commencement of related contracts; the start-up timing for the second Yamal LNG project's train; the future Multi-gas carrier market; the effects of future newbuilding deliveries on the Partnership’s future cash flows and balance sheet leverage; the timing and certainty of completing the refinancing of Teekay LNG’s unsecured revolver; Teekay LNG’s ability to benefit from future LNG fundamentals; and the timing of payment by the Teekay Nakilat Joint Venture of a tax indemnification guarantee liability. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; progress of the Yamal LNG project; refinancing discussions with lenders and indemnification guarantee discussions with the HMRC; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.